Exhibit 99.32

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED MARCH 31, 2011

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Management's Discussion and Analysis			3
1.1		Date	4
1.2		Overview and Management's Discussion and Analysis	4
	1.2.1	Nuevo Milenio Silver - Gold Project, Mexico	5
	1.2.2	Blueberry Property, Manitoba	8
	1.2.3	Kaslo Silver Property, British Columbia	8
	1.2.4	Wine- Nickel-Copper Property, Manitoba	8
	1.2.5	Stephens Lake Property, Manitoba	9
	1.2.6	Goldsmith Property, British Columbia	9
	1.2.7	Las Habas Property, Mexico	9
1.3		Selected Annual Information	10
1.4		Results of Operations	10
1.5		Summary of Quarterly Results	12
1.6		Liquidity	13
1.7		Off Balance Sheet Arrangements	15
1.8		Transactions with Related Parties	15
1.9		Fourth Quarter	16
1.10		Critical Accounting Estimates	19
1.11		Critical Accounting Policies and Changes in Accounting Policies	19
1.12		Financial Intruments and Other Instruments	22
1.13		Other MD & A Requirements	25
	1.13.1	Additional Disclosure for Venture Issuers without Significant Revenue	25
	1.13.2	Disclosure of Outstanding Share Data	25
1.14		Other Infomration	26

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Management’s Discussion and Analysis

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis (“MD&A”), other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and geological merits of the Nuevo Milenio project and the Company's other exploration projects, as well as the Company's future plans, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such risk factors include, among others:  changes in future prices of precious metals; currency fluctuations; inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities; geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; accidents, labour disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks”.

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's mineral property interests.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

Cautionary Note to United States Investors Concerning Mineral Reserves and Resources

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

1.1

Date

The effective date of this Management Discussion and Analysis (“MD&A”) is July 26, 2011.

1.2

Overview and Management’s Discussion and Analysis

Cream Minerals Ltd. (“Cream” or the “Company”) is a junior resource company engaged in the acquisition, exploration and development of silver and gold properties in Mexico and Canada.  The Company’s business strategy is to acquire low risk high reward silver and gold properties and develop them.  Cream has a portfolio of five mineral properties, four in Canada including a joint interest in a fifth property and one in Mexico, which is the Company’s focus.  Cream maintains its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico.  Cream has a Mexican subsidiary, Cream Minerals De Mexico, SA de CV.  The Company’s common shares trade on the TSX Venture Exchange, the OTC Bulletin Board, and the Frankfurt Exchange.

This MD&A should be read in conjunction with the annual audited consolidated financial statements of Cream for the years ended March 31, 2011, 2010 and 2009.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Cream’s consolidated loss for the year ended March 31, 2011 (“fiscal 2011”) was $4,608,817 or $0.06 per share compared to Cream’s consolidated loss of $1,264,902 or $0.02 per share in the year ended March 31, 2010 (“fiscal 2010”).  Highlights during the year ended March 31, 2011 include:

•

Cash used in operations in fiscal 2011 was $3,551,283 compared to $1,035,098 used in operations in fiscal 2010.

•

A private placement financing of 22,963,214 units priced at $0.07/unit for gross proceeds of $1,607,425 was completed in April 2010.

•

A private placement of 37,500,000 units priced at $0.16/unit for gross proceeds of $6,000,000 was completed in December 2010.

•

In February 2011, Cream initiated a 10,000 metre diamond drill program at Nuevo Milenio with an option for a further 10,000 metres.  The goal of the program is two-fold; upgrade the Inferred Mineral Resource and identify additional Inferred Mineral Resources.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Mexico Property

1.2.1

Nuevo Milenio Silver - Gold  Project , Mexico

The 100% owned Nuevo Milenio silver-gold project ("Nuevo Milenio") encompasses 2,560 Hectares (Ha) and is located in Nayarit State, Mexico.  Nuevo Milenio is 27 kms driving distance (24 kms of which are by highway and paved roads, 3 kms are by dirt road) from Tepic, the capital of Nayarit State.  Tepic is an important commercial centre with a population of over 300,000 people located 150 kms north east of Puerto Vallarta.  Cost effective access to infrastructure is an important feature of Nuevo Milenio with easy access to power lines, water, a railway, a highway, and an airport.

Regionally Nuevo Milenio is located within an early Miocene caldera field located at the southern end of the Sierra Madre Occidental Volcanics.  The area is traversed by the Tepic Zacoalco rift zone, a boundary zone with the Jalisco block.  The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.  The confluence of two historically active volcanic zones and proximity to large regional faults provide a geological setting which has the potential to host significant mineralization.

On July 24, 2009, Cream entered into an option agreement with Roca Mines Inc. (“Roca”).  Roca did not meet its first year expenditure commitment by July 24, 2010, and as a result, the agreement was terminated.

The Company entered into discussions with several silver exploration and silver mining companies with respect to Nuevo Mileno.  On October 14, 2010, the Company received a formal offer from Minco Silver Corporation (“Minco”) for the acquisition of up to a 70% interest in Nuevo Milenio.  On December 7, 2010, the Company declined entering into an option agreement with Minco and agreed to reimburse Minco for costs associated with the completion of due diligence on Nuevo Milenio.

On October 4, 2010, Endeavour Silver Corp. (“Endeavour”) announced an unsolicited take-over bid to the Company’s shareholders whereby Endeavour offered to purchase all of the issued and outstanding shares of the Company.  Endeavour allowed their offer to expire on December 6, 2010.

Following Endeavour’s withdrawal of its unsolicited take-over bid, the Company entered into and announced a significant equity financing (“The Financing”) with PowerOne Capital Markets Limited on December 8, 2010.  The Financing was in the form of a bought deal with a 20% overallotment.  The Financing closed on December 21, 2010, for gross proceeds of $6 million.  Subsequent to the closing of the transaction, Cream was able to retire its debt, recapitalize its balance sheet, and initiate an extensive drilling program on its principal exploration project, Nuevo Milenio.

Expenditures incurred by the Company on the Nuevo Milenio property in fiscal 2011 (fiscal 2010 numbers in parentheses) amounted to $1,614,295 ($245,753) and are made up of the following: assays and analysis - $8,827 ($18,842); drilling - $714,320 ($Nil); geological and geophysical - $241,170 ($75,920); site activities - $167,941 ($137,714); stock-based compensation - $440,824 ($Nil); and travel and accommodation- $41,213 ($13,277).

Nuevo Milenio Project Setting

Nuevo Milenio is a low sulphidation, epithermal precious metal prospect containing silver-gold mineralization in quartz vein and quartz stock work zones.  There is minimal base metal content.  The Project is hosted by a sequence of intermediate to felsic volcanic flows, tuffs and breccias within a large collapsed caldera setting.  The collapsed caldera is set in an area of Micocene volcanics which further enhances the Project’s potential.  To date, three principal north west-trending zones have been identified on the property, Dos Hornos -Veta Tomas, Once Bocas North and Once Bocas South and Chacuaco-Cafetal.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Nuevo Mileno contains a NI 43-101 compliant Inferred Mineral Resource of 54.6 million ounces silver equivalent contained within 5.09 million tonnes.  The average silver grade is 251 g/t and the average gold grade is 1.66 g/t.  For details of the Inferred Mineral Resource see Table - Revised NI 43-101 Report, dated December 24, 2008 below.

Revised NI 43 -- 101 Report, dated December 24, 2008 by F. Holcapek, P. Eng.

Dos Hornos (U/G)	Width m	Tonnes	Au g/t	Ag g/t	Au oz	Ag oz
Dos Hornos Segment 1	4.70	1,173,901.56	1.500	165.34	59,400.00	6,552,238.85
Dos Hornos Segment 2	4.06	746,528.32	1.770	201.95	42,390.25	4,847,215.70
Veta Tomas	5.09	1,246,162.50	1.280	351.19	51,344.17	14,070,467.48
Once Bocas	2.42	1,921,162.50	1.920	252.59	118,347.79	15,602,012.74
Total		5,087,754.88	1.660	251.09	271,482.21	41,071,934.77

Tonnes: 5,088,000 Ag: 251.09 g/t, Au: 1.660 g/t. Ag: 41,072,000 oz, Au: 271,500 oz.

Silver Equivalent (Gold -- Silver price Ratio = 50:1): 54,647,000 oz (assumes 100% recovery)

Veta Tomas and Dos Hornos Zones

The Veta Tomas - Dos Hornos Zone has a drilling defined strike length of approximately 1,200 metres.  It consists of three parallel quartz veins within a 150 m wide zone.  Quartz stock work and intense epithermal alteration consisting of silica flooding, argillic alteration and brecciation defines the zone.  Dos Hornos 1 and Dos Hornos 2 are faulted segments of the same vein.  Veta Tomas is a separate vein within the same zone.  The three veins have been displaced and offset by intense geological activity.  In addition, the individual veins have been faulted, offset and displaced upwards resulting in some cases two almost parallel or three almost parallel segments of the original vein.  Employing the cutoff grade of 170 g/t Ag designated in the December 2008 NI 43-101 Inferred Mineral Resource, average grades run from 165 g/t Ag to 351 g/t Ag and 1.280 g/t Au to 1.770 g/t Au.  The three veins have widths of 4.06 metres, 4.70 metres and 5.09 metres respectively.  The Dos Hornos/Veta Tomas system is open to the NW and SE and down dip.

Once Bocas North

Once Bocas North is a broad, moderate to intense argillic alteration zone that includes numerous well-developed quartz stockworks and quartz veins.  The zone has a minimum strike length of 300 metres, its vertical dimension is more than 150 metres, and its width at surface is approximately 100 metres. It contains four higher grade quartz veins separated by quartz stock work.  Once Bocas North contains approximately 15.6 million ounces of silver at an average of 252 g/t over an average vein width of 2.42 metres as defined in the December 2008 NI 43-101 Inferred Mineral Resource.  The zone remains open to the NW.

Once Bocas South

Once Bocas South is separated from Once Bocas North by a local fault.  Like Once Bocas North, it is a moderate to intense argillic alteration zone that includes numerous well-developed quartz stock work and quartz veins.  It is possible Once Bocas South is a fault block segment of Once Bocas North.  The zone has a width of 30 metres and a length of 600 metres.  It appears to contain three higher grade quartz veins separated by quartz stock work.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Cafatel

Cafatel is characterized by variable intensity silica flooding containing quartz stock work and quartz veins.  Up to four nearly parallel higher grade quartz veins separated by quartz stock work are contained within the zone.  Surface mapping suggests a minimum width of 30 metres and a length of up to 300 metres.

Highlights of the drill program:

Cream began an extensive diamond drill program on February 6, 2011.  The 2011 drill program calls for 10,000 metres of drilling with the option to extend the drill program by an additional 10,000 metres.  The contract provides for two drill rigs working continuously at Nuevo Milenio for the duration of the contract.

The objective of the drill program is three fold:

1.

At Dos Hornos 1, Dos Hornos 2 and Veta Tomas, conduct in-fill drilling to upgrade the reported Inferred Mineral Resource.

2.

At Once Bocas North, define the known 100 metre wide by 300 metre long quartz vein - quartz stockwork zone and to confirm its possible open pit potential, including in-fill drilling to delineate the potential of the higher grade vein structures.

3.

Step-out drilling to test known extensions of Once Bocas North, Once Bocas South, and the Cafetal South vein structures.

As of March 31, 2011, a total of 18 diamond drill holes for a total of 4,320 metres have been completed. Diamond saw-cut core samples from 15 holes have been shipped to the preparation Lab of Inspectorate in Durango, Dgo, Mexico.  Following preparation, the core samples will be shipped to Inspectorates laboratory in Sparks, Nevada for assaying.  Assays from two drill holes on Dos Hornos 1 have been released.  These assays are detailed in Cream’s News Release dated March 30, 2011, and can be found on Cream’s website.

As of July 20, 2011, 58 drill holes for a total of 12,300 metres were completed.  Results for seven drill holes on Veta Tomas were detailed in a News Release on June 6, 2011.  The June 21, 2011 News Release outlines the results of a further five drill holes on Dos Hornos 1 (for a total of seven drill holes on Dos Hornos 1).  The assays released to date for Dos Hornos 1 and Veta Tomas compare favourably to the values reported for those veins in the December 24, 2008 NI 43-101 Inferred Mineral Resource.  In total, 44 drill holes were completed on Dos Hornos 1, Dos Hornos, 2 and Veta Tomas.  Assays are pending for 32 holes and will be released as they are received.  Drilling to July 20, 2011 has confirmed the continuity of structure for the Dos Hornos/Veta Tomas veins.

Canadian Properties

Cream’s Canadian property portfolio is comprised of four properties, two each in Manitoba and British Columbia with a joint interest in a fifth property.  All of the properties are at an early exploration stage  with the exception of the Blueberry Properties, which have had limited work conducted on them in recent years.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

1.2.2

Blueberry Property, Manitoba

In November 2009, the Company entered into an option agreement to acquire the Blueberry Property, a gold target, from W.S. Ferreira Ltd.  The property is located approximately 30 km north east of Flin Flon, Manitoba.

The option agreement provides for a cash payment of $100,000 ($20,000 paid) and issuance of 400,000 shares (80,000 issued) over five years with a down payment of $10,000.  The cash payments are $10,000 on regulatory approval (paid), $10,000 on the first anniversary (paid), and $20,000 on each of the second to the fifth anniversary dates.  Share issuances are 40,000 on regulatory approval and 40,000 on the first anniversary of regulatory approval, and 80,000 common shares on each of the second to the fifth anniversary dates.

On completion of these obligations, the property will be subject only to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by the payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.

The Company conducted a linecutting and induced polarization (“IP”) survey program in late November to early December 2009 on the Blueberry Property.  A strong chargeability response - the IP response parameter - was obtained over the 250-metre by 400-metre outcrop containing numerous gold occurrences.  The outcrop is in the north eastern end of a strong response of some 900 metres length that strikes southwesterly paralleling numerous splays of the Mikanagan fault zone.  Three other smaller zones of higher chargeability were recorded to the north west and south east of the main anomaly.  During the third quarter, the data was compiled and assessed in conjunction with historical exploration work done in the immediate area.  Based on the analysis conducted to date, Cream is considering a limited drill program in the second half of 2011 to test the outcrop and surrounding area.

Mr. Peter Walcott P.Eng. supervises the IP programs on the Blueberry Project. He is responsible for the technical reporting and is the Company’s “Qualified Person” for the purpose of National Instrument NI 43-101.

1.2.3

Kaslo Silver Property, British Columbia

The 100% owned Kaslo Silver Property, a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  It is located 12 kilometres west of Kaslo in southern British Columbia.  Cream plans a limited work program in the summer of 2011, as well as a review of geological data compiled to date.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” for the purpose of NI 43-101.

1.2.4

Wine Nickel-Copper Property, Manitoba

The 100% owned Wine Claim is located approximately 60 kilometres sourh of Flin Flon, Manitoba. The Wine claim is a high grade nickel-copper target.  Exploration work conducted by Cream returned good values for nickel, copper and other metals.  The property is subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  No significant exploration work is planned for fiscal 2012.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc., Flin Flon, Manitoba, is the Qualified Person for National Instrument 43-101.

1.2.5

Stephens Lake Property, Manitoba

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), (the “Companies”), a 75% interest in two staked claims, the Trout and Trout 1 claims.  In previous years the other claims had been written off, and the Trout claim group had been written down to a nominal carrying value of $1, as no exploration programs were planned.

1.2.6

Goldsmith Property, British Columbia

The Company holds a 100% interest in the Goldsmith Property comprised of the Goldsmith and Lucky Jack Properties located near Kaslo, British Columbia. The Goldsmith option agreement calls for the issuance of 200,000 common shares (issued) and cash payments totalling $110,000 (paid) over six years.  The Lucky Jack option agreement has been written down by $180,999 to a nominal carrying value of $1, as no exploration has been carried out on the property for a period of four years.  Cream intends to conduct limited surface work in the summer of 2011.

Linda Dandy, P.Geo., of P&L Geological Services, is the Company’s supervisor and “Qualified Person” for the purpose of National Instrument 43-101.

Lapsed Property Option Agreements

1.2.7

Las Habas Property, Mexico

On April 30, 2010, the Company signed a letter of intent (“LOI”), optioning the Las Habas Project, comprised of 226 hectares located in the State of Sinaloa, Mexico.  The LOI was for a period of three months.  The proposed option agreement outlined in the LOI called for total payments of US$1 million over a 5-year period and a 2% NSR royalty, payable out of production.  On June 1, 2010, Cream filed an application to denounce (stake) approximately 700 hectares adjoining the Las Habas Project.  The denouncement would have increased Cream’s land holdings in the area to 1036 Ha, subject to the issuance of title to the land.  The LOI has lapsed and the optionor has not been able to demonstrate valid title to the Las Has property.  In addition, issuance of title to the adjoining 700 Ha is pending government approval.  Consequently, the Company has elected not to proceed with the project.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	For the years ended March 31,
	2011	2010	2009
Expenses
Amortization	$ 865	$ 865	$ 661
Exploration costs	1,702,150	379,073	952,989
Finance costs	32,428	35,579	29,646
Foreign exchange losses / (gains)	14,438	(22,860)	20,525
Legal, accounting and audit Unsolicitited take-over bid expenses	109,125 524,212	99,981 --	82,593 --
Management and consulting fees	30,000	30,000	120,000
Office and administration	169,200	162,101	173,626
Property investigation costs	--	--	105
Salaries and benefits	381,433	230,693	193,118
Shareholder communications	297,859	143,990	252,965
Stock-based compensation	1,339,990	2,081	212,986
Travel and conferences	7,886	1,998	5,372
Write-down of mineral property acquisition costs	12,806	227,196	418,312
Interest income	(13,575)	(4,658)	(620)
	4,608,817	1,286,039	2,462,278
Loss before income taxes	(4,608,817)	(1,286,039)	(2,462,278)
Future income tax recovery	--	21,137	65,702
Loss for the year	$ (4,608,817)	$ (1,264,902)	$ (2,396,576)
Loss per common share	$ (0.06)	$ (0.02)	$ (0.05)
Weighted average number of common shares outstanding – basic and diluted	74,757,958	64,681,207	52,370,459

	For the years ended March 31,
	2011	2010	2009

Loss for the year before other comprehensive loss	$ (4,608,817)	$ (1,264,902)	$ (2,396,576)
Unrealized gain/(loss) on investments	3,571	1,761	(21,917)
Comprehensive loss for the year	$ (4,605,246)	$ (1,263,141)	$ (2,418,493)

1.4

Results of Operations

Year Ended March 31, 2011 (“fiscal 2011”), Compared to Year Ended March 31, 2010 (“fiscal 2010”)

In fiscal 2011, Cream incurred a loss of $4,608,817, a loss per common share of $0.06, compared to a loss of $1,264,902, a loss of $0.02 per common share in fiscal 2010.

Exploration costs of $1,702,150 were incurred in fiscal 2011, compared to $379,073 in fiscal 2010, contributing to the loss in each period.  Expenditures in fiscal 2011 by project area with comparative figures for fiscal 2010 in parentheses are as follows:  Casierra Property, Sierra Leone - $Nil ($24,510); Kaslo Silver Property, British Columbia - $580 ($941); Goldsmith and other properties, British Columbia - $80,019 ($2,815); Manitoba Properties, Manitoba - $7,256 ($143,038) and Nuevo Milenio, Mexico - $1,614,295 ($245,753).  The Company wrote-down its interest in the Kaslo Silver Property by $12,806, to a nominal carrying value of $1.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Total expenses other than exploration costs and write-down of mineral property acquisition costs totalled $2,907,436 in fiscal 2011, compared to $684,428 in fiscal 2010.  Significant differences between the levels of expenditures in the two fiscal years include a significant increase in legal and other fees relating to the Company’s responses to the unsolicited take-over bid, and the initial and amended offers from Endeavour in fiscal 2011.  These take-over defence costs totalled $524,212 in fiscal 2011, compared to $Nil in fiscal 2010.  This included a $150,000 settlement fee paid to Minco.  The increase in expenditures from the prior year is also due to the following:  foreign exchange gains decreased from $22,860 in fiscal 2010 to a loss of $14,438 in fiscal 2011; shareholder communications increased from $143,990 in fiscal 2010 to $297,859 in fiscal 2011; stock-based compensation increased from $2,081 in fiscal 2010 to $1,339,990 in fiscal 2011 due to 6,575,000 stock options being granted during the year (Nil in 2010); and salaries and benefits increased from $230,693 to $381,433 from fiscal 2010 to fiscal 2011.

Cream conducted most of its exploration activities in Mexico and  Canada in fiscal 2011, and as such, the Company has foreign exchange risks associated with exploration in foreign jurisdictions.  The Company had a foreign exchange loss of $14,438 in fiscal 2011, compared to a foreign exchange gain of $22,860 in fiscal 2010.  The Company’s cash balances are primarily held in Canadian dollars with nominal funds held in United States dollars and in Mexican pesos.

Consulting fees of $30,000 (2010 - $30,000) are payable to Kent Avenue Consulting Ltd. for services rendered by Sargent H. Berner, a director of the Company.

Quorum Management and Administrative Services Inc. (“Quorum”) provides accounting, administrative and other services on a full cost recovery basis to Cream and other public companies sharing office space.  Office and administration costs increased from $162,101 in fiscal 2010 to $169,200 in fiscal 2011.  The office and administration costs include rent, telephone, shared office services and other costs related to administration of a public company, and may vary from period to period.  Salaries and benefits have increased from $230,693 in fiscal 2010 to $381,433 in fiscal 2011.  Salaries in fiscal 2011 include a bonus paid to the president of the Company that was related to the previous two years.

Shareholder communications have increased from $143,990 in fiscal 2010 to $297,859 in fiscal 2011.  The increase includes services of Robert Paul and other external investor relations consultants.  Website, printing, conference fees, annual general meeting materials, and related shareholder communications make up the balance of costs.  Subsequent to the closing of the bought deal financing in December 2010, the Company has sufficient working capital to support a significant increase in investor relations activities with extensive programs being planned.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

1.5

Summary of Quarterly Results

The tables below provide the total exploration costs incurred in the eight quarters in the past two years and administration costs and other income or expenses for the eight quarters in the previous two years on a project-by-project basis:

	Casierra Property, Sierra Leone	Kaslo Silver Property, British Columbia	Goldsmith and other Properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2010
First Quarter	$ 7,941	$ 915	$ 801	$ 35	$ 76,623	$ 86,315
Second Quarter	2,043	26	614	--	90,837	93,520
Third Quarter	3,353	--	1,400	141,965	114,234	260,952
Fourth Quarter	11,173	(20,049)	(17,935)	1,038	(35,941)	(61,714)
Fiscal 2011
First Quarter	--	102	1,858	--	93,933	95,893
Second Quarter	--	--	1,565	6,921	101,026	109,512
Third Quarter Fourth Quarter	-- --	478 --	76,018 578	335 --	103,661 1,315,675	180,492 1,316,253

Quarterly information for the eight quarters to March 31, 2011, is summarized as follows:

Statement of Operations Data	Three months ended June 30, 2010	Three months ended September 30, 2010	Three months ended December 31, 2010	Three months ended March 31, 2011	Totals
Investment and other income	$ (100)	$ --	$ --	$ (13,475)	$ (13,575)
General and administrative expenses	172,363	257,079	766,127	371,877	1,567,446
Stock-based compensation	--	--	--	1,339,990	1,339,990
Write-down of mineral property interests	--	--	--	12,806	12,806
Exploration costs	95,893	109,512	180,492	1,316,253	1,702,150
Future income tax recovery	--	--	--	--
Net loss	268,156	366,591	946,619	3,027,451	4,608,817
Net loss per common share	0.00	0.00	0.01	0.04

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Statement of Operations Data	Three months ended June 30, 2009	Three months ended September 30, 2009	Three months ended December 31, 2009	Three months ended March 31, 2010	Totals
Investment and other income	$ --	$ (6,793)	$ --	$ 2,135	$ (4,658)
General and administrative expenses	224,501	235,189	131,965	90,692	682,347
Stock-based compensation	631	1,006	444	--	2,081
Write-down of mineral property interests	--	--	--	227,196	227,196
Exploration costs	86,315	93,520	260,952	(61,714)	379,073
Future income tax recovery	--	--	--	(21,137)	(21,137)
Net loss	311,447	322,922	393,361	237,172	1,264,902
Net loss per common share	0.01	0.01	0.01	0.00

1.6

Liquidity

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At March 31, 2011, Cream had a working capital surplus of $4,425,299 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital deficiency of $1,942,480 at March 31, 2010, and a deficit of $33,801,686 at March 31, 2011, and at March 31, 2010 of $29,192,869.

The consolidated financial statements for the year ended March 31, 2011, have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in these financial statements. The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest  income from term investments, and there can be no assurances that sufficient funding, including adequate financing will be available to explore its mineral properties and to cover general and administrative financing necessary for the maintenance of a public company. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.

The Company spent $1,702,150 on exploration costs in fiscal 2011, and plans to spend an additional $1.3 million on exploration costs in the first half of fiscal 2012.

Investing Activities and Capital Expenditures

Current assets increased to $4,871,559 at March 31, 2011, an increase from $347,191 at March 31, 2010.  The market value of investments in marketable securities was $8,184 at March 31, 2011, compared to $4,613 at March 31, 2010, whereas the book value of these publicly traded securities was $31,704 (March 31, 2010 - $31,704).  Investments include shares with a book value of $30,796 (March 31, 2010 - $30,796) that are investments in companies with officers and directors in common with the Company.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Capital Resources

Cream has relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future. There can be no assurance the Company will be able to obtain financing required in the future on acceptable terms. Without continued external funding to finance further exploration and development work on its mineral properties, there is doubt as to the Company’s ability to operate as a going concern.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing.

During the year, the Company completed a private placement of a total of 22,963,214 units at a price of $0.07 per unit for gross proceeds of $1,607,425.  Each unit is comprised of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase one additional common share of the Company for a period of 24 months at the exercise price of $0.10 for a period of 12 months from the date of issue of the warrant and at a price of $0.15 for the remaining 12-month period.  Compensation was paid to certain eligible arms-length parties in an amount equal to 10% of the total proceeds raised from the sale of the units to subscribers, and payable at their election in cash or units of the Company or a combination thereof.  A cash commission of $59,185 was paid, and a total of 144,000 finder's units were issued.  The finder's units have the same terms as the units.

If the Company's common shares were to trade at or above $0.30 per share for 10 consecutive trading days, the Company may, at its discretion, accelerate the expiration of the warrants (and including the warrants forming part of the finder's units) by providing notice in writing to the holders of such securities, whereby such warrants will expire within 30 days from the date of such written notice.  Mr. Frank A. Lang, a director and the Chairman of the Company, acquired 5,100,000 units in the private placement for the subscription price of $357,000.

In addition, the Company completed a bought deal financing of a total of 37,500,000 units at a price of $0.16 per unit for gross proceeds of $6,000,000.  Each unit consists of one common share of the Company and one common share purchase warrant.  Each warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $0.24 per common share until December 21, 2012, provided that if after four months and one day following the Closing Date, the closing price of the common shares of the Company traded on the TSX Venture Exchange were to close at a price in excess of $0.60 per common share for 20 consecutive days, the Company would be able to accelerate the expiry of the warrants to the date that is 30 days after notice of the new expiry date is provided to the holders of the warrants. Compensation was paid to certain eligible arms-length parties in an amount equal to 8% of the total proceeds raised from the sale of the units to subscribers, and payable in cash. A cash commission of $480,000 was paid, and a total of 3,750,000 finder's units were issued.  Each finder’s warrant entitles the warrant holder to acquire one common share and warrant at a price of $0.16 until December 21, 2012.

The warrant entitles the holder to acquire an additional warrant at a price of $0.24 until December 21, 2012.

Stock Options

The Company has a 10% rolling stock option plan for its directors, employees and consultants to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  At March 31, 2011, the Company may issue up to 14,946,435 common shares under the plan.  At March 31, 2011, the Company had 9,906,500 stock options outstanding.  In fiscal 2011, 715,000 stock options, exercisable at $0.165, with an expiry date of August 3, 2010, expired, unexercised.  During the year, 420,000 stock options were exercised at a price of $0.12.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

The Company’s stock option plan provides for immediate vesting of, or vesting at the discretion of the Board at the time of the option grant.  Stock options granted to investor relations’ consultants vest over a twelve month period, with one quarter of such options vesting in each three month period.

The Black-Scholes option valuation model (“B-S model”) was adopted for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the B-S model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

During fiscal 2011, the Company issued 60,463,214 common shares for gross proceeds of $7,607,425, 23,680,143 warrants were exercised for proceeds of $3,464,469 and 420,000 stock options were exercised for proceeds of $50,400.

1.7

Off Balance Sheet Arrangements

There are no off balance sheet arrangements.

1.8

Transactions with Related Parties

Services rendered in the years ended March 31,	2011	2010	2009
Quorum Management and Administrative Services Inc. (a)	$ 529,434	$ 405,026	$ 387,673
Director (e)	141,838	52,299	US$120,000
Lang Mining Corporation (b)	--	--	90,000
Consulting (d)	30,000	30,000	30,000
Finance costs (c) Directors	19,545 32,500	21,282 --	29,646 --

Balances at March 31,	2011	2010
Balances payable/(receivable) to (g):
Quorum Management and Administrative Services Inc. (a)	$ (23,925)	$ 276,333
Directors (e, h)	153,951	232,564
Lang Mining Corporation (b)	--	94,500
Ainsworth Jenkins - Casierra project (c)	--	39,109
Mr. Frank A. Lang, interest bearing (c)	--	337,100
Mr. Frank A. Lang, advances (c)	--	720,000
Mr. Frank A. Lang, accrued interest (c)	--	44,272
Mr. Frank A. Lang, expenses payable	--	7,209
	$ 130,026	$ 1,751,087

(a)

Management, administrative, geological and other services are provided by Quorum, a private company held jointly by the Company and other public companies to provide services on a full cost recovery basis to the various public entities sharing office space with the Company.  The Company has a one-third interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

(b)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, the president of the Company.  Lang Mining has provided management services to the Company at a rate of $10,000 per month from November 1, 2006.  At December 31, 2008, the fees were terminated until the financial situation of the Company stabilized and the provision of any future management fees was determined.

(c)

Frank A. Lang, a director and the Chairman of the Company, holds approximately 33% of the issued and outstanding shares of Casierra Diamond Corporation, incorporated in British Columbia and its wholly-owned subsidiary company, Casierra Development Fund Inc., also incorporated in British Columbia, which held an interest in two prospecting licence areas for diamonds and other minerals and metals in Sierra Leone, West Africa, previously held by the Company.

Mr. Frank A. Lang acquired 5,100,000 units in the April 2010 private placement for the subscription price of $357,000. During the year ended March 31, 2011 the Company repaid all debt owing to Mr. Lang and Lang Mining Corporation.

(d)

Consulting fees were paid or have been accrued, indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.  Any amount owing to Kent Avenue Consulting Ltd. is owed to Quorum, and so is included in the net payable to Quorum.

(e)

Fees were paid or accrued to Fred Holcapek, a director of the Company and an officer of the subsidiary in Mexico, at a rate of $10,000 per month for administrative and geological services in fiscal 2011.

(f)

The Company’s investments in public companies include shares of Emgold Mining Corporation, Sultan, and ValGold, companies with directors in common with the Company. The Company also holds interests in the Stephens Lake property jointly with Sultan and ValGold.

(g)

Balances payable to related parties, and balances receivable from related parties are non-interest bearing and due on demand, except where otherwise noted.

(h)

Related parties participated in the private placement described in Note 8 – Share Capital.  All related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.9

Fourth Quarter

Three Months Ended March 31, 2011 (“Q4 2011”), Compared to Three Months Ended March 31, 2010 (“Q4 2010”)

For the three months ended March 31, 2011, Cream incurred a loss of $3,027,451 or $0.04 per common share, compared to a loss of $237,172, or $0.00 per common share for the three months ended March 31, 2010.  Total expenses other than exploration costs and write-down of mineral property acquisition costs were $1,711,867 in Q4 2011 as compared to $90,692 in Q4 2010.  In Q4 2011, there was a $14,307 loss on foreign exchange related to transactions associated with operations in Mexico compared to a gain of  $22,991 in Q4 2010.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

	Three months ended March 31,
	2011	2010
Expenses
Amortization	$ 269	$ 216
Exploration costs	1,316,253	(61,714)
Finance costs	1,146	(49,701)
Foreign exchange losses / (gains)	12,863	(22,991)
Legal, accounting and audit Unsolicitated take-over bid	43,932 (10,748)	13,200 --
Management and consulting fees	7,500	7,500
Office and administration	3,264	47,631
Salaries and benefits	189,133	39,566
Shareholder communications	116,632	53,163
Stock-based compensation	1,339,990	--
Travel and conferences	7,886	1,998
Write-down of mineral property interests	12,806	227,196
Interest income	(13,475)	2,245
Loss before future income tax recovery	(3,027,451)	(258,309)
Future income tax recovery	--	21,137
Loss for the period	(3,027,451)	(237,172)
Loss per common share – basic and diluted	$ (0.04)	$ (0.00)

	Three months ended March 31,
		2011	2010

Loss for the quarter before other comprehensive loss		(3,027,451)	(237,172)
Unrealized gain/(loss) on investments		178	(1,682)
Comprehensive loss for the quarter	2)	(3,027,273)	(238,854)

Exploration costs increased from ($61,714) in Q4 2010 to $1,316,253 in Q4 2011 due to the start of the diamond drill program during the month of February 2011 at the Nuevo Milenio Silver-Gold Project in Nayarit State, Mexico.

Finance costs increased from ($49,701) in Q4 2010 to $1,146 in Q4 2011 due to a recovery in the prior year related to an interest accrual for drilling costs in Mexico that had been accrued for but not required to be paid.

Salaries and benefits increased from $39,566 in Q4 2010 to $189,133 in Q4 2011, due to a payment made to the President for a bonus related to the prior two years.

Shareholder communications increased to $116,632 in Q4 2011 compared to $53,965 in Q4 2010, due to sufficient working capital to support a significant increase in investor relations activities with extensive programs being planned.  This includes consulting fees paid to Robert Paul.

Non-cash stock-based compensation related to vesting of stock options granted to directors, consultants and employees in Q4 2010 was nil compared to $1,339,990 in Q4 2011.  There were no stock options granted in Q4 2010.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

The write-down of mineral property interests decreased from $227,196 in Q4 2010 to $12,806 in Q4 2011.  The Q4 2010 write-down includes acquisition costs on the Lucky Jack claims in British Colmbia and the license fee on the marine license in Sierra Leone.  The Q4 2011 write-down relates to the Company’s interest in the Kaslo Silver Property due to no significant exploration being carried out.

1.10

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the consolidated financial statements include the Company’s estimate of recoverable value of its mineral properties as well as the value of stock-based compensation.  Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility.  The timing for exercise of options is out of the Company’s control and will depend upon a variety of factors including the market value of the Company’s shares and financial objectives of the stock-based instrument holders.  The future volatility is also uncertain and the model has  limitations.  The Company uses the B-S option pricing model to estimate a value for these options.

The Company’s recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is dependent on a number of factors including environmental, legal and political risks, the existence of economically recoverable reserves, the ability of the Company and its subsidiaries to obtain necessary financing to complete the development and future profitable production or the proceeds of disposition thereof.

Measurement uncertainty and impairment assessments

The Company is in the exploration stage on its mineral property interests and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At March 31, 2011, the carrying value of mineral property interests reflects the acquisition costs of surface rights and option payments on mineral property interests.

As at March 31, 2011, the Company determined that impairment indicators existed, and as a result, made changes in the Company’s work programs on its mineral property interests.  The Company completed an impairment assessment for each of its mineral property interests.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on the nature and amount of recent exploration amounts expensed, management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.  The Company wrote down the carrying cost of the Kaslo Silver Property to $1.  It is management’s opinion that the carrying value of the remaining properties is supported by recent exploration expenditures in excess of the properties’ carrying values and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

1.11

Critical Accounting Policies and Changes in Accounting Policies

Accounting standards issued but not yet effective

(i)

Business combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations.  Section 1582 establishes principles and requirements of the acquisition method and related disclosures.  In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling interests, which replaces the existing guidance.  Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted.

Section 1582 is equivalent to the corresponding provisions of IFRS 3R.  Sections 1601 and 1602 are equivalent to the corresponding provisions of International Accounting Standard 27, Consolidated and Separate Financial Statements (January 2008).  The new sections require that, for each business combination, the acquirer measure any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.  The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity.

Under Section 1602, non-controlling interest income is not deducted in arriving at consolidated net income or other comprehensive income.  Rather, net income and each component of other comprehensive income are allocated to the controlling and non-controlling interest based on relative ownership interests.  These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and should be adopted concurrently with Section 1582.

(ii)

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board (AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to apply IFRS.  The changeover is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transition date of April 1, 2011, will require the restatement of comparative amounts reported by the Company for the year ending March 31, 2011.

The Company has developed an IFRS changeover plan to identify and implement the changes necessary to report under the new standards. The plan includes assessing the impact of IFRS on financial reporting systems, accounting policies, disclosure controls and procedures, business activities, internal control over financial reporting, tax planning, and the knowledge of key personnel.  The Company has completed an initial high level assessment to identify the required accounting policy changes on adoption of IFRS, but has not yet quantified the impact of the transition on its consolidated financial condition.  The Company is completing a more detailed assessment to assist in the full adoption of IFRS.

The Company’s initial high level assessment identified significant differences between existing Canadian GAAP and IFRS but has determined that no significant changes will be required to financial reporting systems, business activities, internal control over financial reporting, or tax planning.  Some disclosure controls and procedures will, however, need to be changed, for example, to address reporting of first time adoption as well as ongoing new IFRS reporting requirements.  These changes will require training of key personnel.  There will also be both optional and required changes made to certain accounting policies upon adoption of IFRS.  These changes may result in material changes to financial results or financial position.  Additionally, it is expected that the amount of required financial statement disclosure will increase substantially. The certifying officers plan to complete the design and initially evaluate the effectiveness of these controls in order to prepare for certification under IFRS in 2011.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

The Company operates in Canada and Mexico.  Training of Company personnel, where required, has started and will continue through 2011.  This training is being conducted via attendance at seminars specifically designed for Canadian companies converting to IFRS.  The Audit Committee members will continue to receive quarterly IFRS presentations and project status updates from management.

As the Company has no debt covenants, executive compensation arrangements or other contracts that depend on financial information, there will be no changes required to business activities as a result of the change to IFRS.

Areas of potential differences between Canadian GAAP and IFRS that have been identified to date include the following:

a)

Foreign currency translation

Canadian GAAP uses the concept of integrated and self-sustaining foreign operations in order to determine how to translate financial information denominated in foreign currencies.

IFRS uses the functional currency concept. Under this method, the currency of the primary economic environment in which the entity operates is used to determine the method of measuring foreign currency translation.

b)

Property, plant and equipment

The Company’s property, plant and equipment is recorded at cost under Canadian GAAP.

IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.

IFRS requires a component approach, separately identifying and measuring significant individual components of assets which have different useful lives.  Significant components will be depreciated based on their individual useful lives.

c)

Exploration for and the evaluation of mineral resources

Costs incurred in the exploration and evaluation of its mineral property interests are expensed until the Company reaches the development stage at which point the Company will commence capitalization of development costs.

IFRS does not give guidance on the treatment of these costs.  IFRS allows a company to set its accounting policy to expense or capitalize the costs incurred in the acquisition, exploration, evaluation and development of mineral resources.

The Company’s accounting policy is likely to be maintained through transition with no differences anticipated.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

d)

Impairment of long-lived assets

In evaluating the Company’s long-lived assets which include its mineral property interests for recoverability, undiscounted future cash flows are used to perform the test.  Recoverability is evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount.  Reductions in the carrying value, with a corresponding charge to operations, are recorded to the extent that the estimated discounted future net cash flows are less than the carrying value.

IFRS requires the use of a one-step impairment test (impairment testing is performed using discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

IFRS requires reversal of impairment losses where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.

Impairment testing should be performed at the asset level for long-lived assets and intangible assets.

Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit.

Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

e)

Share-based payments

Under Canadian GAAP, the Company used the straight-line method of calculating vested options.  The fair value of stock based awards with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period.

Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Under Canadian GAAP, an entity may elect to estimate the number of equity-settled instruments that are expected to vest and then make adjustments to the actual number that vest unless forfeitures are due to market-based conditions, or an entity can choose to accrue compensation cost as if all instruments granted were expected to vest and recognize the effect of actual forfeitures as they occur.

Under IFRS, an entity estimates the number of equity-settled instruments that are expected to vest and adjusts to the actual numbers that vest unless forfeitures are due to market-based conditions.  Employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments (“equity –settled transactions”). The costs of these transactions with employees are measured by reference to the fair-value at the date on which they are granted.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of goods or services rendered.

The Company is assessing the IFRS conversion adjustments for share based payments.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

f)

Flow-through shares

When an entity issuing the securities incurs eligible expenditures and includes them in the carrying amount of the related assets, the carrying amount of the asset may exceed the tax basis as a result of the entity renouncing those deductions to investors. A deferred tax consequence may result. However, IAS 12 Income Taxes does not permit the recognition of a deferred tax liability for taxable temporary differences that arise on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit or loss nor taxable profit or loss. The Company is reviewing flow-through share transactions made by the Company and will be reviewing information to determine the impact that the Company’s flowthrough shares may have under IFRS.

1.12    Financial Instruments and Other Instruments

Financial assets and financial liabilities are measured on an ongoing basis at fair value or amortized cost.  Cash is designated as held-for-trading and measured at fair value.  Accounts receivable  are designated as loans and receivables and measured at amortized cost.  Accounts payable and due to related parties are designated as other financial liabilities and measured at amortized cost.

The fair values of the Company’s financial liabilities, accounts receivable and due from related parties approximate their carrying values at March 31, 2011, due to their short-term nature.

The fair values of the Company’s financial instruments measured at March 31, 2011, constitute Level 1 measurements for its cash within the fair value hierarchy and Level 1 measurements for its short-term investments defined under Canadian GAAP.

The Company recognized interest income during the year ended March 31, 2011, totalling $13,575.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

March 31, 2011
Accounts and other receivables -
Currently due	$ 50,497
Past due by 90 days or less, not impaired	--
Past due by greater than 90 days, not impaired Accounts receivable, related parties	-- 64,000
114,497
Cash Short-term investments	448,109 4,336,906
$ 4,899,512

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are any receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the year ended March 31, 2011, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at March 31, 2011, is the carrying value of its financial assets.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  The Company coordinates this planning and budgeting process with its financing activities through the capital management process in normal circumstances.

Management intends to maintain its focus on liquidity risk as there are no assurances that sufficient funds from financings will be available in the future.

During the year, the Company issued 60,463,214 common shares of for gross proceeds of $7,607,425, 23,680,143 warrants were exercised for proceeds of $3,464,469, and 420,000 stock options were exercised for proceeds of $50,400.

The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at March 31, 2011, are summarized as follows:

March 31, 2011
Accounts payable and accrued liabilities with contractual maturities –
Within 90 days or less	$ 252,234
In later than 90 days, not later than one year	--
Due to related parties with contractual maturities
Within 90 days or less	194,026
In later than 90 days, not later than one year	--

Interest rate risk

The Company has no significant exposure at March 31, 2011 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At March 31, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

	March 31, 2011	March 31, 2010
U.S. Dollars
Cash	241,461	37,494
Accounts payable and accrued liabilities	(182,425)	(357,361)
Mexican Pesos
Cash	36,742	21,288
Value added taxes recoverable	134,228	139,557
Accounts payable and accrued liabilities	(5,038)	(228)

Based on the above net exposures at March 31, 2011, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $5,904 (2010 - $31,682) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $16,593 (2010 - $16,061) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return.  Fluctuations in interest rates impact the value of cash equivalents.  Interest rate risk is not significant to the Company as it has no cash equivalents at year end.  As at March 31, 2011, with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company includes the following items in its managed capital as at the following periods:

	March 31, 2011	March 31, 2010

Shareholders’ equity comprised of:
Share capital Share subscriptions	$ 32,053,685 --	$ 24,596,256 873,475
Warrants	2,922,556	170,613
Contributed surplus	4,035,325	2,276,786
Accumulated other comprehensive loss Deficit	(23,522) (33,801,686)	(27,093) (29,192,869)

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in the light of economic conditions affecting metal markets and the mining industry in particular.  Given the nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.

There were no changes in Cream’s approach to capital management during the year.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Neither Cream nor any of its subsidiaries are subject to externally imposed capital requirements.

1.13

Other MD& A Requirements

See the audited consolidated financial statements for the years ended March 31, 2011, 2010 and 2009.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.13.1

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule exploration costs attached to the accompanying consolidated financial statements for the year ended March 31, 2011.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations for the year ended March 31, 2011.

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.13.2

Disclosure of Outstanding Share Data

The following details the share capital structure as of July 26, 2011, the date of this MD&A:

Outstanding share information at July 26, 2011

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

152,162,916 common shares are issued and outstanding

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
310,000	0.53	January 29, 2012
1,211,500	0.50	April 18, 2012
150,000	0.50	December 11, 2012
1,560,000 6,575,000 600,000 500,000 1,200,000	0.12 0.38 0.22 0.23 0.16	February 12, 2013 March 4, 2016 June 1, 2016 June 3, 2016 June 23, 2016

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates
5,808,500	$0.10/$0.15	April 13, 2012
41,250,000	$0.24	December 31, 2012
3,750,000	$0.16	December 31, 2012
50,808,500

1.14

Other Information

Controls and Procedures

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)

a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cream Minerals Ltd.

Management Discussion & Analysis

Year Ended March 31, 2011

Approval

The Board of Directors of Cream has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.